

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 20, 2008

Mr. Stephen M. Merrick
Executive VP and CFO
CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 0-23115**

Dear Mr. Merrick:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

2. Please discuss in greater detail the business reasons for the changes between periods in cost of sales, general and administrative expenses, selling expenses, and advertising and marketing expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you should discuss what amount of the increase to cost of sales was due to (i) changes in product mix, (ii) increase in raw materials, (iii) increase in labor rates and (iv) production costs related to the set-up, testing and initial production of pouch production lines. Please show us what your revised MD&A for 2007 as compared to 2006 will look like. See Item 303(a)(3) of Regulation S-K.

Financial Condition, Liquidity and Capital Resources, page 33

3. Please revise your table of contractual cash obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Item 9A – Controls and Procedures, page 42

Management's Report on Internal Control over Financial Reporting, page 43

4. Please revise to include a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T of Regulation S-K.

Item 8 - Financial Statements

General

5. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

6. Please disclose for all periods presented the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

7. We note your disclosure on page 27 that you include depreciation and amortization within selling, general and administrative expenses. Please revise your financial statements to clearly show that depreciation and amortization is not included within cost of sales. Please also remove your presentations of gross profit and gross margin throughout the filing. See SAB Topics 11:B and 7:D.

8. Please disclose in a footnote the dollar amount of your trade payables or other liabilities, as of each balance sheet date, that relates to property, plant and equipment. Also, please tell us how you presented these non-cash transactions in your statement of cash flows, and tell us how the cash payments of amounts not paid as of the previous balance sheet date are treated in the subsequent period's statement of cash flows.

9. Please provide us with a reconciliation of property, plant and equipment related cash flows as reflected on the statement of cash flows to the amounts reported on the balance sheet for the years ended December 31, 2006 and 2007 as well as the six months ended June 30, 2008.

10. We note your disclosure on page 39 that foreign currency translation adjustments exclude income tax expense (benefit) given that your investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. Please help us understand why you believe your treatment is appropriate, including the accounting literature you referenced to support your conclusion. If you determine that income taxes should be allocated to translation adjustments, please provide the disclosures required by paragraph 31 of SFAS 52.

Report of Independent Registered Public Accounting Firm, page F-1

11. We note that your auditors audited the December 31, 2007 financial statements
    and the financial statement schedule listed in the Index at item 15(a); however, the
    opinion paragraph only addresses the financial statements. As such, please make
    arrangements with your auditors to have them revise the opinion paragraph of
    their report to also address the financial statement schedule.

Consolidated Statements of Operations, page F-4

12. We note your presentation of unrealized losses on derivative instruments in the
    amount of $99,636 within comprehensive income (loss). Please tell us if you had
    any realized gains (losses) related to derivative instruments and if so, why you
    haven't reflected these amounts separately in your reconciliation from net income
    (loss) to comprehensive income (loss). See paragraphs 18-20 of SFAS 130.

Note 2 – Summary of Significant Accounting Policies, page F-7

Property, Plant and Equipment, page F-8

13. The range of useful lives for your machinery and equipment of three to fifteen
    years is very broad. Please breakout the machinery and equipment category into
    smaller components. Please disclose the range of useful lives for each revised
    category. For categories that still have very broad useful lives, you should
    separately discuss the types of assets that fall in each part of the range.

14. As requested during our review of your December 31, 2005 Form 10-K, please
    disclose the circumstances under which you compute depreciation expense using
    the straight-line method and the declining-balance method for each major class of
    depreciable asset. Please refer to APB 12.

Note 14 – Goodwill and Intangible Assets, page F-20

15. You made references here and on page 39 to the use of a valuation consulting
    firm to conduct an evaluation of goodwill in your Mexican subsidiary. Please tell
    us the nature and extent of the valuation consulting firm's involvement in the
    evaluation of goodwill. Also, tell us whether you believe the valuation consulting
    firm was acting as an expert as defined in the Securities Act of 1933.

Note 15 – Commitments and Contingencies, page F-20

Operating Leases, page F-20

16. Please disclose how you account for (a) step rent provisions and escalation
    clauses and (b) capital improvement funding and other lease concessions, which
    may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS
    29, discusses how lease payments that depend on an existing index or rate, such as
    the consumer price index or the prime interest rate, should also be included in
    your minimum lease payments. If, as we assume, they are taken into account in
    computing your minimum lease payments and the minimum lease payments are
    recognized on a straight-line basis over the minimum lease term, the note should
    so state. If our assumption is incorrect, please tell us how your accounting
    complies with SFAS 13 and FTB 88-1.

Note 17 – Earnings Per Share, page F-26

17. Please disclose the number of antidilutive shares by each type of security. See
    paragraph 40(c) of SFAS 128.

Note 18 – Geographic Segment Data, page F-27

18. You disclose here that operating income for the year ended December 31, 2006
    was $2,733,000; however, that amount disclosed on your statement of operations
    is $2,621,626. Please advise or revise accordingly.

19. Please disclose what types of amounts are included in the eliminations column
    and why these amounts are not allocated to a geographic area. Please also
    disclose the amount of transfers between each geographic area.

Note 19 – Litigation, page F-27

20. Regarding the legal claims of which you are party to, please disclose the range of
    loss in excess of amounts accrued or state that such an estimate cannot be made.
    See paragraphs 8-10 of SFAS 5. Refer to SAB Topic 5:Y as well.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

21. Please address the above comments in your interim filings as well.

Item 1 – Financial Statements

General

22. We note your disclosure on page 8 that you adopted SFAS 157 on January 1, 2008. Please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities that are measured at fair value, if any. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. Please revise or advise.

Note 1 – Basis of Presentation, page 7

Earnings Per Share, page 7

23. Given your disclosure regarding redeemable common stock accretion, please clarify whether you have issued any redeemable common stock. If so, disclose how many shares were issued, when the shares were issued, and what the redemption terms are.

Item 4 – Controls and Procedures, page 25

24. We note your disclosure here and in your March 31, 2008 Form 10-Q in which you indicate there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please revise to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308T of Regulation S-K.

Exhibit 31 – Certifications

25. We note that you have made certain modifications to paragraphs 4 and 4(d) of your management certifications included here and in your March 31, 2008 Form 10-Q. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please also note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual's title. See SEC Release 33-8760, which became effective February 20, 2007.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief